Exhibit 99.1

Highlights of the fourth quarter of 2017

Consolidated Highlights

•                 Free cash flow of R$ 1.0 billion in 4Q17, double the amount generated in 3Q17.

•                  Selling, general and administrative expenses decrease 26% in 4Q17 compared to 4Q16, corresponding to 4.1% of net sales.

•                  Cash conversion cycle decreases to 70 days.

•                  Financial leverage measured by net debt / adjusted EBITDA ratio falls to 3.0x.

•                  Adjusted net income reached R$ 262 million in 4Q17.

Free Cash Flow 4Q17 (R$ million)	SG&A Expenses (R$ million and % of Net Sales)

Cash Conversion Cycle (days)	Debt (R$ billion) and Leverage Ratio

Consolidated Information

Gerdau’s performance in the fourth quarter of 2017

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil, which are fully aligned with the accounting standards issued by the Accounting Pronouncements Committee (CPC).

The information in this report does not include data of associates and jointly controlled entities, except where stated otherwise.

Operating Results

Consolidated	4th Quarter 2017	4th Quarter 2016	Variation 4Q17/4Q16	3rd Quarter 2017	Variation 4Q17/3Q17	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016

Volumes (1,000 tonnes)
Production of crude steel	3,949	3,326	18.7%	4,062	-2.8%	16,120	15,677	2.8%
Shipments of steel	3,774	3,799	-0.7%	3,865	-2.4%	14,937	15,558	-4.0%
Results (R$ million)
Net Sales	9,817	8,620	13.9%	9,476	3.6%	36,918	37,652	-1.9%
Cost of Goods Sold	(8,777)	(8,098)	8.4%	(8,502)	3.2%	(33,313)	(34,188)	-2.6%
Gross profit	1,040	522	99.2%	974	6.8%	3,605	3,464	4.1%
Gross margin (%)	10.6%	6.1%		10.3%		9.8%	9.2%
SG&A	(398)	(535)	-25.6%	(397)	0.3%	(1,655)	(2,239)	-26.1%
Selling expenses	(122)	(182)	-33.0%	(131)	-6.9%	(525)	(711)	-26.2%
General and administrative expenses	(276)	(353)	-21.8%	(266)	3.8%	(1,130)	(1,528)	-26.0%
Adjusted EBITDA	1,181	716	64.9%	1,166	1.3%	4,321	4,049	6.7%
Adjusted EBITDA Margin	12.0%	8.3%		12.3%		11.7%	10.8%

Production and shipments

•      Consolidated crude steel production increased in 4Q17 compared to 4Q16, due to the higher capacity utilization rate and lower incidence of scheduled maintenance stoppages.

•      Consolidated shipments remained relatively stable in 4Q17 compared to 4Q16, mainly due to the higher volumes at the North America and Special Steel BDs, which offset the lower volumes at the Brazil and South America BDs (deconsolidation of Colombia in June 2017). In relation to 3Q17, consolidated shipments decreased at all BDs due to seasonality.

Operating result

•      In 4Q17, consolidated net sales increased in relation to both 4Q16 and 3Q17, due to the higher net sales per tonne at all BDs, with the highlight the Brazil BD.

•      Consolidated cost of goods sold increased in 4Q17 compared to 4Q16 and 3Q17, due to higher raw material costs.

•      Gross margin increased in 4Q17 in relation to 4Q16 and 3Q17, explained by the stronger performance of the Brazil BD.

•      The reduction in selling, general and administrative expenses in 4Q17 compared to 4Q16 demonstrates the efforts made to streamline all business divisions during 2017.

Breakdown of Consolidated EBITDA (R$ million)	4th Quarter 2017	4th Quarter 2016	Variation 4Q17/4Q16	3rd Quarter 2017	Variation 4Q17/3Q17	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016

Net income	(1,384)	(3,074)	-55.0%	145	—	(339)	(2,885)	-88.2%
Net financial result	438	464	-5.6%	254	72.4%	1,143	945	21.0%
Provision for income and social contribution taxes	(221)	(250)	-11.6%	181	—	296	304	-2.6%
Depreciation and amortization	524	671	-21.9%	515	1.7%	2,092	2,536	-17.5%
EBITDA - Instruction CVM (1)	(643)	(2,189)	-70.6%	1,095	—	3,192	900	254.7%
Impairment of assets	1,115	2,918	-61.8%	—	—	1,115	2,918	-61.8%
Results in operations with subsidiary and associate	649	(47)	—	—	—	722	58	1144.8%
Equity in earnings of unconsolidated companies	2	3	-33.3%	29	-93.1%	35	13	169.2%
Proportional EBITDA of associated companies and jointly controlled	58	31	87.1%	42	38.1%	187	160	16.9%
Reversal of contingent liabilities, net	—	—	—	—	—	(930)	—	—
Adjusted EBITDA(2)	1,181	716	64.9%	1,166	1.3%	4,321	4,049	6.7%
Adjusted EBITDA Margin	12.0%	8.3%		12.3%		11.7%	10.8%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.
The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	4th Quarter 2017	4th Quarter 2016	3rd Quarter 2017	Fiscal Year 2017	Fiscal Year 2016

EBITDA - Instruction CVM (1)	(643)	(2,189)	1,095	3,192	900
Depreciation and amortization	(524)	(671)	(515)	(2,092)	(2,536)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	(1,167)	(2,860)	580	1,100	(1,636)

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

•                  Adjusted EBITDA and adjusted EBITDA margin in 4Q17 compared to 4Q16 accompanied the performances of gross profit and gross margin. Compared to 3Q17, EBITDA margin remained relatively stable.

Losses from asset impairments

•      Gerdau presents its financial statements in accordance with International Financial Reporting Standards (IFRS). This standard requires impairment tests of goodwill and other long-lived assets held by the company. To determine the recoverable amount of each Business Segment, the Company uses the discounted cash flow method based on the financial projections for each segment. The projections are updated considering the changes observed in the economic scenario of the markets in which the Company operates, as well as the assumptions for the expected results in each segment.

•      Impairment tests of goodwill and other long-lived assets conducted during 2017 and 2016 identified losses from asset impairments classified as follows:

Impairments of assets by business operations (R$ million)	4th Quarter 2017 and year 2017			4th Quarter 2016 and year 2016
	Brazil BD	North America BD	Consolidated	North America BD	South America BD	Consolidated

Goodwill	—	850	850	2,679	—	2,679
Property, plant and equipment	45	220	265	100	139	239
Total	45	1,070	1,115	2,779	139	2,918

Financial result and net income

Consolidated (R$ million)	4th Quarter 2017	4th Quarter 2016	Variation 4Q17/4Q16	3rd Quarter 2017	Variation 4Q17/3Q17	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016
Income (loss) before financial income expenses and taxes(1)	(1,167)	(2,860)	-59.2%	580	—	1,100	(1,636)	—
Financial Result	(438)	(464)	-5.6%	(254)	72.4%	(1,143)	(945)	21.0%
Financial income	48	71	-32.4%	53	-9.4%	226	252	-10.3%
Financial expenses	(400)	(509)	-21.4%	(410)	-2.4%	(1,726)	(2,010)	-14.1%
Exchange variation, net	(84)	(33)	154.5%	102	—	(4)	852	—
Exchange variation on net investment hedge	(81)	(13)	523.1%	107	—	(9)	675	—
Exchange variation - other lines	(3)	(20)	-85.0%	(5)	-40.0%	5	177	-97.2%
Reversal of monetary update of contingent liabilities, net	—	—	—	—	—	370	—	—
Gains (losses) on financial instruments, net	(2)	7	—	1	—	(9)	(39)	-76.9%
Income (loss) before taxes(1)	(1,605)	(3,324)	-51.7%	326	—	(43)	(2,581)	-98.3%
Income and social contribution taxes	221	250	-11.6%	(181)	—	(296)	(304)	-2.6%
On net investment hedge	81	13	523.1%	(107)	—	9	(675)	—
Other lines	22	237	-90.7%	(74)	—	19	371	-94.9%
IR/CS extraordinary items	118	—	—	—	—	118	—	—
On reversal of contingent liabilities	—	—	—	—	—	(442)	—	—
Consolidated Net Income (loss)(1)	(1,384)	(3,074)	-55.0%	145	—	(339)	(2,885)	-88.2%
Non-recurring items	1,646	2,871	-42.7%	—	—	861	2,976	(1)
Results in operations with subsidiary and associate	649	(47)	—	—	—	722	58	1144.8%
Impairment of assets	1,115	2,918	-61.8%	—	—	1,115	2,918	-61.8%
Reversal of IR/CS non-recurring items	(118)	—	—	—	—	(118)	—	—
Reversal of contingent liabilities, net	—	—	—	—	—	(858)	—	—
Consolidated Adjusted Net Income (loss)(2)	262	(203)	—	145	80.7%	522	91	473.6%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 4Q17 compared to 4Q16, the reduction in the financial result was basically due to the lower financial expenses resulting from the reduction in the debt balance over the course of 2017. Compared to 3Q17, the increase in the financial result was mainly due to the effects from exchange variation on liabilities contracted in U.S. dollar (depreciation in the closing price of the Brazilian real against the U.S. dollar of 4.4% in 4Q17 and appreciation of 4.2% in 3Q17).

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      The increase in adjusted net income in 4Q17 compared to negative result in 4Q16 was mainly due to the improvement in adjusted EBITDA and the reduction in financial expenses.

Dividends

•      In 4Q17, Gerdau S.A. allocated R$ 51.0 million (R$ 0.03 per share) to the payment of dividends, which was distributed from the retained earnings reserve.

Payment date: March 21, 2018

Record date: close of trading on March 9, 2018

Ex-dividend date: March 12, 2018

•      In fiscal year 2017, Gerdau S.A. allocated R$ 136.5 million (R$ 0.08 per share) to the payment of dividends, which also was distributed from the retained earnings reserve.

Working capital and Cash conversion cycle

•      In December 2017, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased in relation to September 2017, reflecting the 3.6% increase in net sales and the 2.8% decrease in working capital. In the calculation of cash conversion cycle at end-2017, working capital still includes assets and liabilities arising from the divestment of operations in North America and Chile, even though in the Company’s financial statements these amounts were excluded from the lines Trade accounts receivable, Inventories and Trade accounts payable and reported in the lines Asset held for sale and Liabilities held for sale, pursuant to IFRS standards.

Financial liabilities

Debt composition (R$ million)	12.31.2017	09.30.2017	12.31.2016
Short Term	2,004	4,481	4,458
Long Term	14,505	14,193	16,125
Gross Debt	16,509	18,674	20,583
Cash, cash equivalents and short-term investments	3,377	5,067	6,088
Net Debt	13,132	13,607	14,495

•      On December 31, 2017, gross debt was 12.1% short term and 87.9% long term, with 16.7% denominated in Brazilian real, 80.8% in U.S. dollar and 2.5% in other currencies. The gross debt reduction of R$ 2.2 billion between September 30, 2017 and December 31, 2017 was primarily due to the amortization of the 2017 Bonds, which also contributes to a decrease in net debt.

•      On December 31, 2017, 88.6% of the cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      On December 31, 2017, the nominal weighted average cost of gross debt was 6.4%, or 7.5% for the portion denominated in Brazilian real, 5.5% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 7.2% for the portion contracted by subsidiaries abroad. On December 31, 2017, the average gross debt term was 6.7 years.

•      On December 31, 2017, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2019	873
2020	3,164
2021	1,751
2022	149
2023	1,891
2024	3,092
2025 and after	3,585
Total	14,505

•      The key debt indicators are shown below:

Indicators	12.31.2017		09.30.2017		12.31.2016
Gross debt / Total capitalization (1)	41%		42%		45%
Net debt(2) (R$) / EBITDA (3) (R$)	3.0	x	3.4	x	3.5	x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) - Adjusted EBITDA in the last 12 months.

Investments

•      In 4Q17, CAPEX amounted to R$ 271 million. Of the amount invested in the quarter, 43.9% was allocated to the Brazil BD, 31.1% to the North America BD, 14.6% to the Special Steel BD and 10.4% to the South America BD. In 2017, CAPEX amounted to R$ 873 million, which focused on the maintenance and technological modernization of industrial units.

•      CAPEX projected for 2018 is R$ 1.2 billion, which will focus on productivity gains and maintenance.

Divestments

•      As announced in the notice to the market dated October 4, 2017, Gerdau signed an agreement to sell 100% of its operation in Chile to the Chilean family-owned groups Matco and Ingeniería e Inversiones. The economic value of the transaction is US$ 154 million (equivalent to R$ 509 million). The consummation of the transaction is pending approval by the Chilean antitrust authority.

•      According to the material fact notice dated January 2, 2018, the Company entered into a final agreement for the sale of certain rebar production units, fabricated rebar units and distribution centers in the United States, to Commercial Metals, for US$ 600 million (equivalent to R$ 2.0 billion), subject to adjustments to the acquisition price typical of transactions of this kind. The agreement includes mills in Jacksonville (Florida), Knoxville

(Tennessee), Rancho Cucamonga (California) and Sayreville (New Jersey) with combined annual production capacity of 2.5 million short tonnes, in addition to the rebar processing and distribution units in the United States, which are reported in the North America segment. The transaction is subject to authorization by regulatory agencies and to typical settlement conditions, which should occur by the end of 2018. Furthermore, due to the measurement of net assets classified as held for sale at the lowest of carrying amount or fair value less selling expenses, the Company recognized an expense, net of income tax, of R$ 649 million in the line Income (expense) from transactions with subsidiaries in its Income Statement.

•      In a notice to the market dated January 31, 2018, the Company announced a final agreement for the sale of its wire-rod production unit located in Beaumont, Texas and two processing units to Optimus, for US$92.5 million (equivalent to R$ 292.5 million), with this acquisition price subject to the typical adjustments. The transaction is subject to authorization by regulatory agencies and to typical settlement conditions, which should occur by the end of 2018. The agreement includes the Company’s mill located in Beaumont, Texas and the processing units Beaumont Wire Products and Carrollton Wire Products. The mill has a melt shop with annual steel production capacity of approximately 700,000 short tonnes and has the capacity to produce wire-rods and rebar.

•      In a notice to the market dated February 14, the Company announced a final agreement to divest of its two hydroelectric power plants based in Goias state, in Brazil, for R$ 835 million, to Kinross Brasil Mineração, a wholly-owned subsidiary of the Canadian mining company Kinross Gold Corporation. The hydroelectric power plants Caçu and Barra dos Coqueiros, that started operations in 2010, have total capacity of 155 MW. The transaction is subject to regulatory clearances and customary closing conditions.

•      Gerdau maintains its strategy of focusing on its more profitable assets and, since 2014, has conducted divestments with an aggregate economic value of R$6 billion in the United States, Europe, Latin America and Brazil. The transactions are aligned with the process to optimize the Company’s asset portfolio with a view to deleveraging.

Free Cash Flow (FCF)

•      In 4Q17, free cash flow amounted to R$ 1.0 billion generated by adjusted EBITDA, which was more than sufficient to honor all CAPEX, income tax and interest commitments, as well as the freeing up of working capital of R$ 430 million. This positive free cash flow is aligned with the Company’s strategy grounded in capital discipline, as in the last five years, despite the challenging scenario in the steel industry.

Free cash flow in 4Q17

(R$ million)

Free cash flow by quarter

(R$ million)

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entity and associate company, both located in Mexico;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entity in the Dominican Republic and Colombia;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States and India.

Net Revenue

EBITDA and EBITDA Margin

Brazil BD

Brazil BD	4th Quarter 2017	4th Quarter 2016	Variation 4Q17/4Q16	3rd Quarter 2017	Variation 4Q17/3Q17	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016
Volumes (1,000 tonnes)
Production of crude steel	1,541	1,273	21.1%	1,565	-1.5%	6,131	6,134	0.0%
Shipments of long steel	1,071	1,196	-10.5%	1,126	-4.9%	4,261	4,555	-6.5%
Domestic Market	606	572	5.9%	711	-14.8%	2,584	2,703	-4.4%
Exports	465	624	-25.5%	415	12.0%	1,677	1,852	-9.4%
Shipments of flat steel	391	339	15.3%	362	8.0%	1,347	1,513	-11.0%
Domestic Market	302	305	-1.0%	263	14.8%	1,033	1,005	2.8%
Exports	89	34	161.8%	99	-10.1%	314	508	-38.2%
Shipments of steel	1,462	1,535	-4.8%	1,488	-1.7%	5,608	6,068	-7.6%
Domestic Market	908	877	3.5%	974	-6.8%	3,617	3,708	-2.5%
Exports	554	658	-15.8%	514	7.8%	1,991	2,360	-15.6%
Results (R$ million)
Net Sales(1)	3,475	2,923	18.9%	3,244	7.1%	12,563	11,635	8.0%
Domestic Market	2,530	2,074	22.0%	2,473	2.3%	9,507	8,569	10.9%
Exports	945	849	11.3%	771	22.6%	3,056	3,066	-0.3%
Cost of Goods Sold	(2,950)	(2,777)	6.2%	(2,878)	2.5%	(10,996)	(10,405)	5.7%
Gross profit	525	146	259.6%	366	43.4%	1,567	1,230	27.4%
Gross margin (%)	15.1%	5.0%		11.3%		12.5%	10.6%
EBITDA	605	264	129.2%	458	32.1%	1,925	1,499	28.4%
EBITDA margin (%)	17.4%	9.0%		14.1%		15.3%	12.9%

(1) - Includes iron ore net sales.

Production and shipments

•      Crude steel production increased in 4Q17 compared to 4Q16, due to the higher capacity utilization rate.

•      Shipments decreased in 4Q17 compared to 4Q16, due to weaker exports of long steel goods. The domestic market expanded in 4Q17 compared to 4Q16, mainly due to stronger shipments to the industrial sector. Meanwhile, shipments to export markets declined due to stronger demand from the domestic market. In relation to 3Q17, shipments decreased, mainly due to the lower shipments to the domestic market.

•      In 4Q17, 1,405,000 tonnes of iron ore were sold to third parties and 1,156,000 tonnes were consumed internally.

Operating result

•      Net sales increased in 4Q17 compared to 4Q16 and 3Q17, due to the increase in net sales per tonne sold in both the domestic and export markets.

•      Cost of goods sold increased in 4Q17 in relation to 4Q16 and 3Q17, given the higher raw material costs. Gross margin expanded in 4Q17 in relation to 4Q16 and 3Q17, since the increase in net revenue per tonne sold surpassed the increase in costs.

•      EBITDA and EBITDA margin increased in 4Q17 compared to 4Q16 and 3Q17, accompanying the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

North America BD

North America BD	4th Quarter 2017	4th Quarter 2016	Variation 4Q17/4Q16	3rd Quarter 2017	Variation 4Q17/3Q17	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016

Volumes (1,000 tonnes)
Production of crude steel	1,643	1,274	29.0%	1,709	-3.9%	6,764	5,988	13.0%
Shipments of steel	1,566	1,428	9.7%	1,624	-3.6%	6,313	5,965	5.8%
Results (R$ million)
Net Sales	3,903	3,373	15.7%	4,003	-2.5%	15,433	15,431	0.0%
Cost of Goods Sold	(3,787)	(3,314)	14.3%	(3,811)	-0.6%	(14,824)	(14,515)	2.1%
Gross profit	116	59	96.6%	192	-39.6%	609	916	-33.5%
Gross margin (%)	3.0%	1.7%		4.8%		3.9%	5.9%
EBITDA	167	127	31.5%	239	-30.1%	797	1,102	-27.7%
EBITDA margin (%)	4.3%	3.8%		6.0%		5.2%	7.1%

Production and shipments

•      Crude steel production increased in 4Q17 compared to 4Q16, due to the higher capacity utilization rate and lower incidence of scheduled maintenance stoppages.

•      Shipments in 4Q17 increased in relation to 4Q16, due to the weak comparison base. In relation to 3Q17, the decline in shipments is due to the region’s seasonality.

Operating result

•      Net sales increased in 4Q17 compared to 4Q16, due to the increases in shipments and in net sales per tonne sold. Compared to 3Q17, net sales decreased due to lower shipments in the period.

•      The increase in cost of goods sold in 4Q17 compared to 4Q16 is explained by higher shipments and by higher raw material costs. The improvement in gross margin is explained by the increase in net sales per tonne sold surpassing the increase in cost per tonne, as well as the higher dilution of fixed costs. In relation to 3Q17, the decline in cost of goods sold in 4Q17 was due to the lower shipments. The reduction in gross margin between 3Q17 and 4Q17 is explained by the lower dilution of fixed costs.

•      EBITDA and EBITDA margin in 4Q17 compared to 4Q16 and 3Q17 accompanied the performances of gross profit and gross margin in the comparison periods.

EBITDA (R$ million) and EBITDA Margin (%)

South America BD

South America BD	4th Quarter 2017	4th Quarter 2016	Variation 4Q17/4Q16	3rd Quarter 2017	Variation 4Q17/3Q17	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016

Volumes (1,000 tonnes)
Production of crude steel	253	314	-19.4%	207	22.2%	1,043	1,231	-15.3%
Shipments of steel	383	535	-28.4%	409	-6.4%	1,723	2,088	-17.5%
Results (R$ million)
Net Sales	1,125	1,210	-7.0%	930	21.0%	4,026	4,776	-15.7%
Cost of Goods Sold	(972)	(1,065)	-8.7%	(801)	21.3%	(3,523)	(4,103)	-14.1%
Gross profit	153	145	5.5%	129	18.6%	503	673	-25.3%
Gross margin (%)	13.6%	12.0%		13.9%		12.5%	14.1%
EBITDA	175	132	32.6%	147	19.0%	567	722	-21.5%
EBITDA margin (%)	15.6%	10.8%		15.8%		14.1%	15.1%

Production and shipments

•      Production and shipments decreased in 4Q17 compared to 4Q16, mainly due to the deconsolidation of Colombia, as of June 2017. Excluding this effect, shipments decreased slightly in both comparison periods, mainly due to the lower shipments at the operations in Peru. In relation to 3Q17, shipments decreased mainly due to the lower shipments at the operations in Peru.

Operating result

•      Net sales and cost of goods sold decreased in 4Q17 compared to 4Q16, mainly due to the deconsolidation of Colombia. Gross margin expanded in the same comparison periods. In relation to 3Q17, net sales increased due to the higher sales per tonne sold, while costs increased due to the higher prices for raw materials, mainly scrap. Gross margin remained relatively stable, since net sales increased proportionately to costs.

•      EBITDA and EBITDA margin increased in 4Q17 compared to 4Q16 due to the higher gross profit and lower operating expenses. Compared to 3Q17, EBITDA and EBITDA margin accompanied the performances of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BD

Special Steel BD	4th Quarter 2017	4th Quarter 2016	Variation 4Q17/4Q16	3rd Quarter 2017	Variation 4Q17/3Q17	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016
Volumes (1,000 tonnes)
Production of crude steel	513	465	10.3%	580	-11.6%	2,182	2,324	-6.1%
Shipments of steel	498	439	13.4%	525	-5.1%	1,977	2,102	-5.9%
Results (R$ million)
Net Sales	1,608	1,366	17.7%	1,648	-2.4%	6,229	6,885	-9.5%
Cost of Goods Sold	(1,362)	(1,199)	13.6%	(1,360)	0.1%	(5,301)	(6,239)	-15.0%
Gross profit	246	167	47.3%	288	-14.6%	928	646	43.7%
Gross margin (%)	15.3%	12.2%		17.5%		14.9%	9.4%
EBITDA	308	230	33.9%	341	-9.7%	1,139	905	25.9%
EBITDA margin (%)	19.2%	16.8%		20.7%		18.3%	13.1%

Production and shipments

Crude steel production and shipments increased in 4Q17 compared to 4Q16, due to the improvement in the automotive industry in all countries where Gerdau operates and to the improvement in the oil and gas industry in the United States. In relation to 3Q17, crude steel production and shipments decreased due to seasonality.

Operating result

•      Net sales increased in 4Q17 compared to 4Q16, due to the increases in shipments and in net sales per tonne sold. Compared to 3Q17, the reduction in net sales was due to lower shipments, which were partially neutralized by the increase in net sales per tonne sold.

•      Cost of goods sold increased in 4Q17 in relation to 4Q16, mainly explained by the higher shipments. Gross margin increased in 4Q17 compared to 4Q16, supported by the higher net sales per tonne sold. In relation to 3Q17, the reduction in gross margin was mainly due to the lower dilution of fixed costs.

•      The increases in EBITDA and EBITDA margin in 4Q17 accompanied the performances of gross profit and gross margin in the comparisons with 4Q16 and 3Q17.

EBITDA (R$ million) and EBITDA Margin (%)

Highlights

•      In August 2017, Gerdau announced to the market an important step forward in the enhancement of its corporate governance, effective January 1t, 2018, in which the members of the Gerdau Johannpeter family who held executive officer positions (André Bier Gerdau Johannpeter, Chief Executive Officer, and Claudio Johannpeter and Guilherme Chagas Gerdau Johannpeter, Executive Officers) will dedicate themselves solely to the Boards of Directors on which they already serve. To lead this new executive phase as of January 2018, the Board of Directors chose Gustavo Werneck da Cunha, currently Executive Officer of the Brazil Business Division, as the new Chief Executive Officer of Gerdau.

•      On January 12, 2018, the credit rating agency Moody’s issued a report upgrading Gerdau’s rating from Ba3 to Ba2 with a stable outlook. On the same date, the credit rating agency Standard & Poor’s issued a report reaffirming Gerdau’s investment grade rating, despite the downgrade in Brazil’s sovereign rating to BB- on the previous day.

•      On January 23, 2018, the Company announced that the president of Long Steel Operations in the North America Business Division, had left the company. Due to the relevance of Company’s business in the region, the CEO of Gerdau, Gustavo Werneck, is temporarily assuming the operations for the coming months until the announcement of a new leader.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	December 31, 2017	December 31, 2016
CURRENT ASSETS
Cash and cash equivalents	2,555,338	5,063,383
Short-term investments Held for Trading	821,518	1,024,411
Trade accounts receivable - net	2,798,420	3,576,699
Inventories	6,701,404	6,332,730
Tax credits	402,429	504,429
Income and social contribution taxes recoverable	487,633	623,636
Unrealized gains on financial instruments	—	2,557
Assets held for sale	3,745,634	—
Other current assets	469,737	668,895
	17,982,113	17,796,740

NON-CURRENT ASSETS
Tax credits	30,841	56,703
Deferred income taxes	3,054,393	3,407,230
Unrealized gains on financial instruments	—	10,394
Related parties	51,839	57,541
Judicial deposits	2,051,181	1,861,784
Other non-current assets	542,973	447,260
Prepaid pension cost	1,149	56,797
Investments in associates and jointly-controlled entities	1,280,299	798,844
Goodwill	7,891,142	9,470,016
Other Intangibles	972,089	1,319,941
Property, plant and equipment, net	16,443,742	19,351,891
	32,319,648	36,838,401

TOTAL ASSETS	50,301,761	54,635,141

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	December 31, 2017	December 31, 2016
CURRENT LIABILITIES
Trade accounts payable	3,179,954	2,743,818
Short-term debt	2,004,341	4,458,220
Taxes payable	284,101	341,190
Income and social contribution taxes payable	70,242	74,458
Payroll and related liabilities	443,859	464,494
Employee benefits	253	409
Environmental liabilities	21,928	17,737
Unrealized losses on financial instruments	—	6,584
Liabilities held for sale	1,084,032	—
Other current liabilities	625,410	514,599
	7,714,120	8,621,509

NON-CURRENT LIABILITIES
Long-term debt	14,457,315	15,959,590
Debentures	47,928	165,423
Related parties	—	—
Deferred income taxes	82,686	395,436
Unrealized losses on financial instruments	1,267	—
Provision for tax, civil and labor liabilities	827,883	2,239,226
Environmental liabilities	63,263	66,069
Employee benefits	1,424,611	1,504,394
Obligations with FIDC	1,135,077	1,007,259
Other non-current liabilities	653,670	401,582
	18,693,700	21,738,979

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(76,085)	(98,746)
Capital reserves	11,597	11,597
Retained earnings	3,315,374	3,763,207
Operations with non-controlling interests	(2,870,831)	(2,873,335)
Other reserves	4,015,965	3,976,232
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	23,645,201	24,028,136

NON-CONTROLLING INTERESTS	248,740	246,517

EQUITY	23,893,941	24,274,653

TOTAL LIABILITIES AND EQUITY	50,301,761	54,635,141

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended on		For the year ended on
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

NET SALES	9,816,898	8,619,629	36,917,619	37,651,667

Cost of sales	(8,777,352)	(8,098,342)	(33,312,995)	(34,187,941)

GROSS PROFIT	1,039,546	521,287	3,604,624	3,463,726

Selling expenses	(122,335)	(181,676)	(524,965)	(710,766)
General and administrative expenses	(276,090)	(352,576)	(1,129,943)	(1,528,262)
Other operating income	33,268	44,402	260,618	242,077
Other operating expenses	(75,415)	(17,179)	(168,887)	(114,230)
Impairment of assets	(1,114,807)	(2,917,911)	(1,114,807)	(2,917,911)
Results in operations with subsidiaries and associate company	(649,204)	46,825	(721,682)	(58,223)
Reversal of contingent liabilities, net	—	—	929,711	—
Equity in earnings of unconsolidated companies	(2,186)	(2,812)	(34,597)	(12,771)

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	(1,167,223)	(2,859,640)	1,100,072	(1,636,360)

Financial income	47,509	71,053	226,615	252,045
Financial expenses	(399,569)	(508,776)	(1,726,284)	(2,010,005)
Exchange variations, net	(84,359)	(32,753)	(4,057)	851,635
Reversal of monetary update of contingent liabilities, net	—	—	369,819	—
Gain and losses on financial instruments, net	(1,612)	6,391	(9,441)	(38,930)

INCOME (LOSS) BEFORE TAXES	(1,605,254)	(3,323,725)	(43,276)	(2,581,615)

Current	(116,199)	10,996	(313,758)	(110,511)
Deferred	337,872	238,252	18,367	(193,803)
Income and social contribution taxes	221,673	249,248	(295,391)	(304,314)

NET INCOME (LOSS)	(1,383,581)	(3,074,477)	(338,667)	(2,885,929)

(+) Impairment of assets	1,114,807	2,917,911	1,114,807	2,917,911
(-) Results in operations with subsidiaries and associate company	649,204	(46,825)	721,682	58,223
(-) Reversal of contingent liabilities, net	—	—	(929,711)	—
(-) Reversal of monetary update of contingent liabilities, net	—	—	(369,819)	—
(+) Income tax on reversal of extraordinary items	(117,984)	—	323,856	—
(+) Reversal of deferred tax assets write-off	—	—	—	—
(=) Total of extraordinary items	1,646,027	2,871,086	860,815	2,976,134

ADJUSTED NET INCOME*	262,446	(203,391)	522,148	90,205

*Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income (loss), without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of  Brazilian reais (R$)

	For the three-month period ended on		For the year ended on
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Cash flows from operating activities
Net income (loss) for the year	(1,383,581)	(3,074,477)	(338,667)	(2,885,929)
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	523,875	671,261	2,092,551	2,535,955
Impairment of Assets	1,114,807	2,917,911	1,114,807	2,917,911
Equity in earnings of unconsolidated companies	2,186	2,812	34,597	12,771
Exchange variation, net	84,359	32,753	4,057	(851,635)
Losses (Gains) on financial instruments, net	1,612	(6,391)	9,441	38,930
Post-employment benefits	41,583	65,201	192,724	229,767
Stock based remuneration	8,400	14,312	35,576	46,683
Income tax	(221,673)	(249,248)	295,391	304,314
Gains on disposal of property, plant and equipment	(4,391)	(9,078)	(69,510)	(43,340)
Results in operations with subsidiaries and associate company	649,204	(46,825)	721,682	58,223
Allowance for doubtful accounts	14,980	20,258	18,342	68,781
Provision for tax, labor and civil claims	20,219	136,567	(110,281)	347,882
Reversal of contingent liabilities, net	—	—	(929,711)	—
Interest income on investments	(11,459)	(36,009)	(75,387)	(107,980)
Interest expense on loans	289,748	388,259	1,323,448	1,540,797
Reversal of monetary update of contingent liabilities, net	—	—	(369,819)	—
Interest on loans with related parties	(95)	(43)	(95)	2,457
Reversal of net realisable value adjustment in inventory	(3,785)	(6,369)	(20,195)	(31,492)
	1,125,989	820,894	3,928,951	4,184,095
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	680,973	451,985	(54,690)	64,805
(Increase) Decrease in inventories	(509,534)	531,169	(1,269,455)	794,591
Increase (Decrease) in trade accounts payable	258,248	185,289	800,164	110,466
Increase in other receivables	(123,501)	(66,392)	(371,745)	(275,938)
Decrease in other payables	(64,752)	(152,741)	(56,909)	(287,487)
Dividends from jointly-controlled entities	9,822	6,533	40,644	124,495
Purchases of trading securities	(423,613)	(61,403)	(2,390,104)	(880,436)
Proceeds from maturities and sales of trading securities	1,660,164	384,005	2,905,411	1,089,972
Cash provided by operating activities	2,613,796	2,099,339	3,532,267	4,924,563

Interest paid on loans and financing	(287,179)	(384,193)	(1,330,116)	(1,240,165)
Income and social contribution taxes paid	(36,326)	(35,725)	(126,023)	(168,032)
Net cash provided by operating activities	2,290,291	1,679,421	2,076,128	3,516,366

Cash flows from investing activities
Purchases of property, plant and equipment	(271,275)	(226,474)	(873,329)	(1,323,891)
Proceeds from sales of property, plant and equipment, investments and other intangibles	4,388	201,093	554,457	308,694
Purchases of other intangibles	(12,384)	(7,329)	(37,939)	(54,044)
Capital increase in jointly-controlled entity	—	—	(178,670)	—
Net cash used in investing activities	(279,271)	(32,710)	(535,481)	(1,069,241)

Cash flows from financing activities
Purchase of treasury shares	—	—	—	(95,343)
Dividends and interest on capital paid	(50,363)	(34,310)	(86,386)	(85,962)
Proceeds from loans and financing	2,481,638	305,175	3,265,860	2,455,371
Repayment of loans and financing	(5,285,187)	(777,519)	(7,241,401)	(4,605,406)
Intercompany loans, net	(323)	282	5,797	(6,492)
Net cash used in financing activities	(2,854,235)	(506,372)	(4,056,130)	(2,337,832)

Exchange variation on cash and cash equivalents	135,559	(25,581)	7,438	(693,990)

(Decrease) Increase in cash and cash equivalents	(707,656)	1,114,758	(2,508,045)	(584,697)
Cash and cash equivalents at beginning of period	3,262,994	3,948,625	5,063,383	5,648,080
Cash and cash equivalents at end of period	2,555,338	5,063,383	2,555,338	5,063,383